

September 14, 2011

Via E-mail
Robert C. Rowe
President and Chief Executive Officer
NorthWestern Corporation
3010 W. 69th Street
Sioux Falls, South Dakota 57108

> **Re:** **NorthWestern Corporation**
> **Form 10-K For Fiscal Year Ended December 31, 2010**
> **Filed February 11, 2011**
> **File No. 1-10499**

Dear Mr. Rowe:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K For Fiscal Year Ended December 31, 2010

Financial Statements and Financial Statement Schedules, page F-1

Notes to Consolidated Financial Statements, page F-8

1. In light of covenants in your revolving credit agreement and restrictions imposed by public utility commissions, please tell us your consideration of disclosing the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Please also tell us your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X. In that regard, please tell us if restricted net assets of consolidated and unconsolidated subsidiaries and your equity in the undistributed earnings of 50 percent or

less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year and explain how you compute restricted net assets. In addition, please note that if restricted net assets of your consolidated subsidiaries exceeds 25 percent of consolidated net assets as of the end of the most recently completed fiscal year you should provide the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Schedule I of Rule 5-04 of Regulation S-X.

Note (9) Income Taxes, page F-20

2. Please tell us your consideration of disclosing current and deferred state income tax expense for each year presented pursuant to ASC 740-10-50-9.

Note (10) Accumulated Other Comprehensive Income, page F-22

3. Please tell us your consideration of disclosing the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, either on the face of the statement in which those components are displayed or in the notes to your consolidated financial statements. Refer to ASC 220-10-45-12.

Note (12) Employee Benefit Plans, page F-23

4. Please tell us your consideration of disclosing the method used to determine market related value of plan assets as defined in ASC 715-30-20.

Benefit Obligation and Funded Status, page F-24

5. Please tell us why the aggregate amounts recognized in regulatory assets and AOCI differ from the funded status of the plans.

Note (13) Stock-Based Compensation, page F-30

6. Please show us how to reconcile the amount of stock based compensation expense to the amounts of amortization of nonvested shares disclosed in the consolidated statements of cash flows and stock based compensation disclosed in the consolidated statements of common shareholders' equity and comprehensive income for each year presented.

Note (17) Commitments and Contingencies, page F-36
Environmental Liabilities, page F-37
Manufactured Gas Plants, page F-37

7. We note your disclosure in the second and third paragraphs that you cannot determine with a reasonable degree of certainty the nature and timing of any risk-based remedial

action at your Nebraska locations and Helena site. Please tell us whether the range of the estimated liability and accrued amounts for environmental remediation obligations and the environmental accrual related to manufactured gas plants include amounts, including amounts related to risk-based remedial actions, at the Nebraska and Montana manufactured gas plant sites. Also, please note that the disclosures required by ASC 450-20-50 do not require estimation with precision or certainty. As such, if it is reasonably possible that exposure to loss in excess of amounts accrued has been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss or state that such an estimate cannot be made. Please include proposed revisions to your disclosures in your response.

8. We note your disclosure that that you may seek authorization to recover environmental costs in rates or seek insurance reimbursements. We also note your disclosure in Note (11) that environmental cleanup costs are typically recovered in rates when they are actually incurred and that you record changes in the regulatory asset consistent with changes in your environmental liabilities. Please tell us how you estimate the amount of environmental costs recorded as a regulatory asset and why the regulatory asset differs from the amount of the liability for remediation obligations. Please also tell us how you account for insurance reimbursements and whether you accrue estimated recoveries. If estimated insurance recoveries are accrued, tell us how the receivable is classified in the consolidated balance sheets and disclose whether the estimates associated with loss contingencies are gross or net of insurance recoveries, and to the extent that there are uncertainties or limitations associated with insurance recoveries, the nature of the uncertainties or limitations, when you accrue the recoveries and estimates associated with your loss contingencies independent of any uncertain or limited third-party recoveries.

Legal Proceedings, page F-40

9. We note your disclosure that you cannot predict the outcome of CELP dispute or the personal injury and damage claims related to the Bozeman Explosion. We also note that you do not disclose an estimate of the reasonably possible loss or range of loss, or state that such an estimate cannot be made as required by ASC 450-20-50. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please include proposed revisions to your disclosure in your response.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

In addition, we note your disclosure regarding the amount of insurance coverage available to cover known and potential claims arising from the Bozeman explosion and that you tendered your self-insured retention under the insurance policies to your insurance carriers who accepted the tender and assumed the defense and handling of the existing and potential lawsuits and claims arising from the incident. Please tell us whether you have exposure to loss in excess of your self-insured retention and whether your estimates of probable and reasonably possible losses are gross or net of insurance coverage.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief